April 14, 2006


Via U.S. Mail

W. Page Odgen
Chairman of the Board, President, and
	Chief Executive Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi  39120

       Re:    Britton & Koontz Capital Corporation
      Additional Definitive Soliciting Materials
      Filed April 10, 2006
      File No. 0-22606

Dear Mr. Ogden:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

*  "...by the second quarter of 2002, it was clear that Mr.
Lanneau`s
Sumx project was a failure, and [you] wrote off your investment in Sumx at that time," on page 2;
* "...subsequent failed efforts by Mr. Lanneau to develop the costly
BKINET technology project at the Bank...," on page 2; and
* "...the compensation per employee and assets managed per employee at the Bank are now much more in line with peer group community bank averages," on page 3.
These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
2. We note your indication in the Letter to Shareholders and on page
1 that you are responding to "some of the misleading and inaccurate statements in the Lanneau-Metcalfe Group`s proxy materials." This statement implicates Rule 14a-9 which covers false or misleading statements and, in particular, material which directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations. Please disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Proposal Nos. 1 and 2 - Election of Directors, page 2
3. On a supplemental basis, support the statements you make relating to your year-end 2000 to 2005 results including your statements as to the increase in 1) loans, 2) core, non-interest bearing checking account balances, 3) annual dividends and 4) year-end share prices.
Please also provide support for your statement on page 3 referring to the "13.5% increase in net income in 2005 over 2004." Where the support for your calculations appears in other documents, such as the company`s Form 10-Qs or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Again, mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

Proposal No. 3 - Amendment of the Company`s Restated Articles of Association to Eliminate Cumulative Voting in the Election of Directors
4. In view of the fact that divergent views exist regarding the functions of cumulative voting, please disclose that commentators and corporate governance experts might reasonably disagree on the propriety and utility of cumulative voting. In addition, for the sake of a balanced presentation, discuss some of the benefits supposedly conferred upon shareholders by being able to elect directors via cumulative voting. In light of this, tell us why you believe it is appropriate to state that "this group is only interested in the democratic process if and when it suits the group`s own interests." Further, provide supplemental support for the research to which you make reference as to the 91% of the companies in the S&P 500 that do not have cumulative voting and why this statement, and the one that follows regarding local bank holding companies, supports your statement that "cumulative voting is not prevalent among major United States public companies."
5. Regarding the election of the Lanneau-Metcalf Group nominee, you mention your concern that the nominee "will feel beholden to the interests" of the group that nominated him. This concern appears to be speculative. Revise to describe the basis for your belief and why you believe that the nominee will not represent the interests of all of the Company`s shareholders. Further, provide similar support for your indication that "the actions of the Lanneau-Metcalf Group...illustrate the group`s true intentions, which is ultimately to control the Company to suit its own ends...," considering they have only nominated one nominee among a board of nine.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact me at (202) 551-3264 with any questions.
You
may also reach me via facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


cc via facsimile at (504) 568-9130:

Mark Jeanfreau, Esq.
Phelps Dunbar LLP
Britton & Koontz Capital Corporation
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE